

November 9, 2012

Via E-mail
Drew J. Pfirrman
Senior Vice President and General Counsel
M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203

>   **Re: M&T Bank Corporation**
>   **Registration Statement on Form S-4**
>   **Filed October 15, 2012**
>   **File No. 333-184411**

Dear Mr. Pfirrman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please disclose, where appropriate, the financial analyses, forecasts and projections provided by the management of each company to its respective financial advisor that were used by such advisor in rendering its fairness opinion.

2.   Please provide prominent disclosure in the document that discusses the material aspects of M&T's plans for operating the combined business going forward. This disclosure should include, among other things, M&T's intentions with respect to Hudson City's securities portfolio and continued funding of Hudson City's loan portfolio. For example, we note M&T's disclosure in its most recent Form 10-Q and in the pro forma section that it expects to repay Hudson City's long-term borrowings by liquidating its comparably-sized investment securities portfolio.

Letter to Hudson City Stockholders

3.   We note that this letter does not inform stockholders that they will be asked to approve, on a non-binding advisory basis, the compensation to be received by the company's named executive officers relating to the potential merger. Please revise the letter to discuss all matters upon which the stockholders are being asked to vote.

Questions and Answers about the Special Meetings, page 1

4.   We note the following statement on page 4: "Since compensation and benefits to be paid or provided in connection with the merger are based on contractual arrangements with the named executive officers, the outcome of this advisory vote will not affect the obligation to make these payments." Please revise your disclosure to explain that Hudson City is conducting the advisory vote because it is required by the Dodd-Frank Act and Exchange Act rules and explain why it is required.

Summary, page 10

Recommendation of the Hudson City Board of Directors, page 11

5.   Rather than simply providing a cross-reference to the section discussing the reasons for the merger, please also provide a brief statement on page 11 indicating why Hudson City's board of directors determined the transaction to be in the best interest of its stockholders. Please also provide a similar statement summarizing why M&T's board of directors is recommending the transaction to shareholders of M&T.

Hudson City's Directors and Executive Officers Have Certain Interests…, page 13

6.   Please revise the caption to state that the directors and officers have "financial" interests in the merger rather than "certain" interests.

Termination; Termination Fee, page 15

7.   Please address the merger agreement's "burdensome condition" provision in this section.

Litigation Related to the Merger, page 16

8.   Rather than simply providing a cross-reference under the above listed subheading, please include a summary of the pending litigation discussed on page 97.

Risk Factors, page 25

General

9.   We note the Form 8-K filed by Hudson City on November 2, 2012 regarding the impact

of Hurricane Sandy on the bank's branch operations. Please consider whether additional risk factor disclosure is appropriate in the Form S-4 in light of the bank's geographic concentration in the area most impacted by the storm. In the event you do not feel risk factor disclosure is appropriate, please provide an analysis supporting your conclusion.

"Because the Market Price of M&T Common Stock Will Fluctuate, Hudson City Stockholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive." page 25

10.   Please address the timing of merger consideration elections in this risk factor.

"The Market Price for M&T Common Stock May Be Affected by Factors Different from Those that Historically Have Affected Hudson City." page 26

11.   Please revise your disclosure to briefly discuss the differences in the businesses of M&T and Hudson City and provide examples of "some factors that are different from those currently affecting Hudson City" that will be of concern for those stockholders that elect to receive M&T shares as merger consideration.

"Hudson City Directors and Officers May Have Interests in the Merger Different From the Interests of Hudson City Stockholders." page 28

12.   Please expand your discussion to provide more detail regarding the interests of Hudson City directors and executive officers which are different from those of the stockholders, and include quantification of the total amount of compensation to be paid to the directors and executive officers on an aggregate basis as a result of the merger transaction.

"Shares of M&T Common Stock to Be Received by Hudson City Stockholders as a Result of the Merger Will Have Rights Different from the Shares of Hudson…" page 28

13.   Although you state that the rights of Hudson City stockholders will be different as holders of M&T shares, you have not sufficiently explained the differences which will result in a potential risk. Please expand your discussion to summarize the risks presented by the change in governing law and documents.

M&T Proposals, page 40

Preferred Share Amendment Proposal, page 40

14.   Please provide us with your unbundling analysis under Rule 14a-4(a)(3) with respect to the preferred share amendment proposal.

15.   Please revise your disclosure throughout to make it clear that Treasury sold its Series A and Series C holdings in August.

16.   Please either define or provide a cross-reference to the definition of "regulatory capital

treatment event" where first used on page 40.

17.   Please revise to discuss when M&T can currently redeem the preferred shares.

Background of the Merger, page 49

18.   We note that M&T's representative engaged in a series of discussions and negotiations with representatives of Hudson City. Please describe in greater detail the nature and substance of the deliberations conducted at meetings, including what specific matters were discussed and what conclusions were reached. Your disclosure should provide shareholders of both companies with an understanding of how, when, and why the material terms of the proposed transaction evolved during the course of discussions. For example, please discuss the following:

- The terms as initially proposed and changes to the terms during the course of the negotiations;
- The identity of the consulting firm retained by Hudson City in the first quarter of 2012;
- The identity of the officer of M&T who spoke with Mr. Ronald Hermance in May 2012;
- What prompted the phone conversation between Mr. Hermance and the officer of M&T in May 2012;
- The "short-term tactical opportunities" and other options presented by the consultant to the Hudson City board at the June 2012 meeting;
- The "other strategic alternatives" discussed by Hudson City's board at the June 2012 meeting;
- The identity of the "several senior M&T executives" who met at Mr. Hermance's home in mid-June 2012;
- The substance of the discussions at the mid-June meeting held at Mr. Hermance's home;
- The status of discussions with M&T and Party A on June 26;
- When Party B reestablished contact with Hudson City;
- Why Hudson City's board did not believe the discussions with Party A would not result in a potential strategic combination that was acceptable;
- The identity of both Hudson City's and M&T's "financial and legal advisors" where first mentioned;
- The "various financial and regulatory matters to be considered regarding the merits of a potential transaction" with each of Party A, Party B and M&T as discussed at the July 24 meeting between Hudson City's board and its advisors;
- The "terms" as referenced in various locations on pages 51 and 52 that were discussed and negotiated between August 21 and August 26;
- The identity of the various members of management referenced throughout this section;
- The "financial aspects" of the proposed transaction reviewed by J.P. Morgan with

the board of Hudson City on August 24; and

- Why the Hudson City board determined that the transaction was superior to the other strategic alternatives discussed.

Opinion of Hudson City's Financial Advisor, page 55

19.   Please describe the method of selection of J.P. Morgan by Hudson City and Evercore Group LLC by M&T, where appropriate. See Item 1015(b)(3) of Regulation M-A.

Opinion of M&T's Financial Advisor, page 63

20.   We note your statement on page 71 that a "customary fee" was paid to Evercore upon delivery of Evercore's financial opinion. Please revise your disclosure to quantify the fee paid.

Interests of Hudson City Directors and Executive Officers in the Merger, page 72

21.   We note that you have quantified the minimum bonus component for Messrs. Kranz and Laird as a result of their change in control agreements at the bottom of page 74. Please also quantify it for Mr. Ronald Butkovich.

Regulatory Approvals Required for the Merger, page 80

22.   Please provide more detail regarding the "notifications and/or applications requesting approval [that] may be submitted to various other federal and state regulatory authorities and self-regulatory organizations," including the status of any currently pending applications.

The Merger Agreement, page 83

Covenants and Agreements, page 85

23.   We note your statement on page 90 that M&T and Hudson city will cooperate to restructure Hudson City's investment securities portfolio, mortgage portfolio and debt capital structure effectively immediately prior to the closing of the merger. Please provide more detail regarding the type of restructuring that will occur.

Litigation Related to the Merger, page 97

24.   Please revise your disclosure to briefly explain the nature of the "flawed sales process" and "impermissible deal protection device" allegations that are the subject of the lawsuits discussed on page 97.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 101

Notes to Pro Forma Combined Condensed Consolidated Financial Statements (Unaudited), page 106

25.   We note your table on page 107 where you disclose the amount of purchase adjustments related to the amortization of premiums and discounts on acquired loans, investment securities, interest–bearing deposits and borrowings. Please revise your disclosure to include the effect of these purchase adjustments on your results of operations for each of the next five years. Refer to Instruction 2 to Rule 11-02 of Regulation S-X.

26.   We note that you did not allocate any of the purchase price to a core deposit intangible asset. Please revise your filing to disclose the reasons you did not assign any value to this intangible asset.

Comparison of Shareholder Rights, page 108

27.   Please revise your disclosure starting on page 108 to clarify the following:

- The percentage vote of the shareholders of M&T required for the removal of a director for cause;
- The process a shareholder of M&T must follow in order to "properly submit" a director candidate for nomination;
- The percentage vote of M&T's board of directors required in order to call a special meeting of shareholders;
- The "certain specified business combination transactions" that require a heightened vote of Hudson City stockholders;
- The "certain tests" and "certain other procedural requirements" that may be met so that heightened approval requirements are not necessary for certain business combinations involving Hudson City;
- The percentage vote required by a board of directors under Section 242 of Delaware law to amend a corporation's certificate of incorporation; and
- The percentage vote required by a board of directors under Section 803(a) of New York law to amend a corporation's certificate of incorporation.

Description of M&T Capital Stock, page 114

28.   Please disclose the term of the Provident Warrant and the Wilmington Trust Warrant.

Common Stock, page 117

29.   Please briefly describe the "certain circumstances" under which the NYSE requires shareholder approval of the issuance of additional shares of M&T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Pechenik at (202) 551-3541 or Staci Shannon at (202) 551-3374 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director